UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-31650
MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)
MINDSPEED TECHNOLOGIES, INC.
(Name of issuer of the securities held pursuant to the plan)
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095
(Address of principal executive office)

MINDSPEED TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN
Annual Report on Form 11-K

*	Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2009 and December 31, 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule entitled Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 24, 2010

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS

Cash	$237,757	$33,299
Investments, at fair value	27,158,318	14,826,283

Total assets held for investment	27,396,075	14,859,582

Receivables
Employee contributions	120,426	—
Employer contributions	45,570	—
Other receivables	65	99

Total receivables	166,061	99

Total assets	27,562,136	14,859,681

LIABILITIES
Other	908	—

Total liabilities	908	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	27,561,228	14,859,681
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	37,842	93,334

NET ASSETS AVAILABLE FOR BENEFITS	$27,599,070	$14,953,015

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation/(depreciation) in fair value of investments	$9,366,564	$(10,591,080)
Interest and dividends	339,214	91,548

	9,705,778	(10,499,532)

Contributions
Participants	2,942,364	3,241,373
Company	1,215,852	1,299,363
Rollovers	312,354	227,554

	4,470,570	4,768,290

Total additions	14,176,348	(5,731,242)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,512,561	2,071,895
Administrative expenses	17,732	20,064

Total deductions	1,530,293	2,091,959

NET INCREASE (DECREASE)	12,646,055	(7,823,201)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	14,953,015	22,776,216

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$27,599,070	$14,953,015

See the accompanying notes to these financial statements.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following description of the Mindspeed Technologies, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General — The Plan became effective on July 1, 2003 and is intended to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), covering all eligible employees of Mindspeed Technologies, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility — An employee will be permitted to participate in the Plan as soon as practicable following his or her commencement of service with the Company, effective on the first payroll payment date following his or her commencement of service as an employee. Employees hired on and after May 2008 are subject to automatic enrollment provisions under the Plan. Unless the new hire waives enrollment, employees are enrolled with a four percent (4%) deferral election.
Contributions — Participant contributions to the Plan are based upon a percentage of base compensation as designated by each participant. Participants may contribute a percentage of their base compensation on a pre-tax or post-tax basis, or a combination of both, up to a maximum of seventeen percent (17%). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are deposited with the Plan after each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are invested based on each participant’s election of one or more of several investment funds.
The Company may make discretionary matching contributions up to one hundred percent (100%) on the first four percent (4%) of base compensation that an employee contributes each pay period. The Company may also make a profit sharing contribution at its discretion, to be determined by the Plan Administrative Committee. The Company’s matching contributions and profit sharing contributions can be made in the form of common stock of the Company or in cash, or in any combination of the two. Company matching contributions are deposited with the Plan after each pay period. The Company matching contributions for the year ended December 31, 2009 consisted of cash. Cash contributions made by the Company during the year ended December 31, 2009, with a total value of $1,215,852, at the time of the contributions, were used to purchase shares of common stock of the Company that were then deposited into the participants’ accounts. The Company matching contributions for the year ended December 31, 2008 consisted of a combination of cash and shares of the Company’s common stock with a total value of $1,299,363, at the time of the contributions. Cash contributions made by the Company during the year ended December 31, 2008 were used to purchase shares of common stock of the Company that were then deposited into the participants’ accounts. The Company made no profit sharing contribution for the years ended December 31, 2009 or 2008.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of profit sharing contributions are based on a participant’s base compensation. Allocations of matching contributions are based on the amount of the participant’s eligible participant contributions. Allocations of earnings are based on a participant’s account balances. Expenses are allocated evenly across all eligible accounts or based on a participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan participants may choose among various investment options, as more fully described in the information package provided to eligible employees by the Company.

Vesting — Participants are fully vested in all contributions and earnings on contributions.
Forfeitures — Participants are fully vested in their accounts upon entry to the Plan, therefore, the Plan does not allow for forfeitures.
Administrative Expenses — The Company absorbs significant costs of the Plan. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.
Payment of Benefits — Plan benefits are distributed in a lump sum or installments.
Active participants may withdraw the pre-tax portion of their account in a lump sum in the event of undue financial hardship or part or all of their account upon attainment of age fifty-nine and one half (59 1/2). Withdrawals made under this provision are limited to one withdrawal every six (6) months.
Participant Loans — Participants may generally borrow an amount not exceeding the least of (i) fifty percent (50%) of their account balance, (ii) $50,000, and (iii) the aggregate of the balances in the borrower’s pre-tax contribution and post-tax contribution accounts. The loans are collateralized by the participant’s vested interest in the Plan.
Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
Non-Discrimination Testing for Employee and Employer Contributions — The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.
The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. As provided in the American Institute of Public Accounting (AICPA) Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), an investment contract is generally adjusted to contract value, from fair value, to the extent it is fully benefit-responsive. The investments in the fully benefit-responsive investment contracts have been adjusted to contract value, which is equal to principal balance plus accrued interest.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Pronouncements — In April 2009, the Financial Accounting Standards Board (FASB) issued additional guidance for determining fair value when the volume and level of activity for assets or liabilities has significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements. See Note 7.
NOTE 2 — INVESTMENTS
The following table presents the fair values of assets held for investment as of the dates indicated. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2009 or 2008 are separately identified:

	December 31,
	2009		2008
PARTICIPANT DIRECTED INVESTMENTS
Common/collective trust:
Fully benefit-responsive investment contract:
Fidelity Managed Income Portfolio Trust	$2,035,035	*	$1,730,257	*

Mutual funds:
Fidelity Diversified International Stock Fund	1,786,541	*	1,231,656	*
T. Rowe Price Emerging Markets Stock Fund	1,740,392	*	755,043	*
Spartan U.S. Equity Index Fund	1,722,441	*	1,261,271	*
Baron Growth Fund	1,542,332	*	1,092,239	*
Fidelity Mid Cap Stock Fund	1,333,041	*	847,122	*
Fidelity U.S. Bond Index Fund	1,275,121	*	883,612
Fidelity Low-Priced Stock Fund	1,340,157	*	759,203	*
Other	7,569,132		5,093,529

Total mutual funds	18,309,157		11,923,675

Mindspeed Technologies, Inc. common stock	6,292,024	*	885,488	*

Interest bearing cash	237,757		33,299

Participant loans	522,102		286,863

	$27,396,075		$14,859,582

*	Represents 5% or more of the Plan’s net assets
The Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value for the years ended December 31, 2009 and 2008. A summary of the change in fair value of the investments is as follows:

	Years Ended December 31,
	2009	2008

Mindspeed Technologies, Inc. common stock	$5,616,761	$(2,574,784)
Common/collective trust	32,221	63,653
Mutual funds	3,717,582	(8,079,949)

	$9,366,564	$(10,591,080)

The plan invests in a fully benefit-responsive investment contract through the Fidelity Managed Income Portfolio Trust. The average yield earned on this investment contract for the years ended December 31, 2009 and 2008 was 3.2% and 3.6%, respectively. The average yield credited to plan participants on this investment contract for the years ended December 31, 2009 and 2008 was 1.2% and 3.0%, respectively.

NOTE 3 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always fully vested in their accounts.
NOTE 4 — TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 16, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of participation in a common/collective trust managed by Fidelity Investments. Fidelity Management Trust Company is the Plan trustee and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. The Plan also holds investments in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions for which a statutory exemption exists.
NOTE 7 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted the provisions of FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, or ASC 820, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
Mutual Funds and the Mindspeed Technologies Common Stock Fund:
These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.
Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:
These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
Loans to Participants:
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.
The following table represents financial assets that we measure at fair value on a recurring basis. We have classified these assets in accordance with the fair value hierarchy set forth in ASC 820:

December 31, 2008	Level 1	Level 2	Level 3	Total

Mutual funds and Mindspeed Technologies Common Stock Fund	$12,809,163	$—	$—	$12,809,163
Collective trusts	—	1,730,257	—	1,730,257
Participant loans	—	—	286,683	286,863

Investments, at fair value	$12,809,163	$1,730,257	$286,683	$14,826,283

December 31, 2009	Level 1	Level 2	Level 3	Total

Mutual funds and Mindspeed Technologies Common Stock Fund	$24,601,181	$—	$—	$24,601,181
Collective trusts	—	2,035,035	—	2,035,035
Participant loans	—	—	522,102	522,102

Investments, at fair value	$24,601,181	$2,035,035	$522,102	$27,158,318

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities:

		Purchases, Sales,
	Beginning Fair	Issuances, Settlements,
December 31, 2008	Value	Net	Ending Fair Value
Participant Loans	$255,326	$31,537	$286,863

		Purchases, Sales,
	Beginning Fair	Issuances, Settlements,
December 31, 2009	Value	Net	Ending Fair Value
Participant Loans	$286,863	$235,239	$522,102

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2009
Net assets available for benefits per the financial statements	$27,599,071
Less: Employee contribution related receivable	(120,833)
Less: Employer contribution related receivable	(45,163)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,842)

Net assets available for benefits per the Form 5500	$27,395,233

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31,
2009
Total investment income per the financial statements	$9,705,778
Less: Change in adjustment from fair value to contract value for fully benefit- responsive investment contracts	(55,492)

Total investment income per the Form 5500	$9,761,270

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2009
FEIN: 01-0616769
PLAN NUMBER: 001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
	(b) Identity of Issue,	Maturity Date, Rate of
	Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value

*	Fidelity Investments	Interest bearing cash	*	*	$237,757
*	Fidelity Investments	Fidelity Fund	*	*	261,761
*	Fidelity Investments	Fidelity Growth Company Fund	*	*	1,149,453
*	Fidelity Investments	Fidelity OTC Portfolio Fund	*	*	251,805
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	*	*	1,340,157
*	Fidelity Investments	Fidelity Diversified International Fund	*	*	1,786,541
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	*	*	1,333,041
*	Fidelity Investments	Fidelity Freedom Income Fund	*	*	107,020
*	Fidelity Investments	Fidelity Freedom 2000 Fund	*	*	115,163
*	Fidelity Investments	Fidelity Freedom 2005 Fund	*	*	19,184
*	Fidelity Investments	Fidelity Freedom 2010 Fund	*	*	255,598
*	Fidelity Investments	Fidelity Freedom 2015 Fund	*	*	205,457
*	Fidelity Investments	Fidelity Freedom 2020 Fund	*	*	961,135
*	Fidelity Investments	Fidelity Freedom 2025 Fund	*	*	779,445
*	Fidelity Investments	Fidelity Freedom 2030 Fund	*	*	788,365
*	Fidelity Investments	Fidelity Freedom 2035 Fund	*	*	847,081
*	Fidelity Investments	Fidelity Freedom 2040 Fund	*	*	314,148
*	Fidelity Investments	Fidelity Freedom 2045 Fund	*	*	30,001
*	Fidelity Investments	Fidelity Freedom 2050 Fund	*	*	77,771
*	Fidelity Investments	Fidelity Intermediate Government Income Fund	*	*	822,602
*	Fidelity Investments	Fidelity Managed Income Portfolio Trust	*	*	2,035,035
*	Fidelity Investments	Fidelity U.S. Bond Index Fund	*	*	1,275,121
	T. Rowe Price	T. Rowe Price Emerging Markets Stock Fund	*	*	1,740,392
	Baron Funds	Baron Growth Fund	*	*	1,542,332
	Spartan	Spartan U.S. Equity Index Fund	*	*	1,722,441
	Virtus	Virtus Mid-Cap Value Fund Class A	*	*	152,549
	Van Kampen	Van Kampen Growth & Income Fund Class A	*	*	430,594
*	Mindspeed Technologies, Inc.	Common stock, shares	*	*	6,292,024

*	Participant loans	Interest rates ranging from 4.5% to 9.25%		$—	522,102

					$27,396,075

*	Party-in-interest for which a statutory exception exists

**	Historical cost information is not required for participant directed investment funds
See Independent Registered Public Accounting Firm’s Report and the accompanying notes to financial statements.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MINDSPEED TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
Date: June 24, 2010	By:	/s/ BRET W. JOHNSEN
Bret W. Johnsen
Senior Vice President and Chief Financial Officer of Mindspeed Technologies, Inc. and Member of the Plan Administrative Committee

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm